Exhibit (a)(5)(vi)

1	Joseph J. Tabacco, Jr. (75484)
jtabacco@bermandevalerio.com
2	Christopher T. Heffelfinger (118058)
cheffelfinger@bermandevalerio.com
3	James Magid (233043)
jmagid@bermandevalerio.com
4	BERMAN DEVALERIO
425 California Street, Suite 2100
5	San Francisco, CA 94010
Telephone: (415) 433-3200
6	Facsimile: (415) 433-6282

7	Attorneys for Plaintiff
8
9	SUPERIOR COURT OF CALIFORNIA

10	COUNTY OF SANTA CLARA

11
12	ALAN FRIEDMAN, on behalf of himself and	)	Case No. 109CV157578
	all others similarly situated,	)
13		)
	Plaintiff,	)	CLASS ACTION COMPLAINT
14	vs.	)

15	PROPHET EQUITY LP, TECHNOLOGY	)
	RESOURCES HOLDINGS, INC.,	)	JURY TRIAL DEMANDED
16	TECHNOLOGY RESOURCES MERGER	)
	SUB, INC., BING YEH, YAW WEN HU,	)
17	RONALD CHWANG, TERRY NICKERSON,	)
	EDWARD Y.W. YANG, and SILICON	)
18	STORAGE TECHNOLOGY, INC.,	)
)
19	Defendants.	)
20		)
21
22
23
24
25
26
27
28

CLASS ACTION COMPLAINT

1	Plaintiff, Alan Friedman, individually and on behalf of all others similarly situated, by his
2	attorneys, alleges the following based upon the investigation of his counsel, which included, among
3	other things, a review of relevant publicly available information, including news articles, public
4	statements by the defendants, and filings with the U.S. Securities and Exchange Commission
5	(“SEC”), except as to allegations specifically pertaining to Plaintiff and his counsel, which are based
6	on personal knowledge.

7	I. SUMMARY OF COMPLAINT

8	1. This is a class action commenced on behalf of holders of Silicon Storage Technology,
9	Inc. (“SSTI” or the “Company”) common stock, against certain officers and directors of SSTI
10	seeking equitable relief relating to the buyout of SSTI’s common stock. SSTI’s Board of Directors
11	(the “Board”) has approved a definitive merger agreement, pursuant to which SSTI will be acquired
12	by Technology Resources Holdings, Inc., a Prophet Equity LP-controlled entity, as well as by
13	members of SSTI’s management team (the “Buyout Transaction”) for grossly inadequate
14	consideration. The Board has also failed to disclose adequately all material information concerning
15	the Buyout Transaction.

16	2. The Company’s Chairman and Chief Executive Officer, Defendant Bing Yeh, and its
17	Executive Vice President and Chief Operating Officer, Defendant Yah Wen Hu, have agreed to vote
18	their shares in favor of the proposed Buyout Transaction and against any other acquisition proposals
19	and, under the terms of the proposed transaction, would receive shares of the resulting privately held
20	company in exchange for their currently held shares of SSTI. Defendants Yeh and Hu own
21	approximately 12.7% of the outstanding common stock of the Company.

22	3. On November 12, 2009, the day before the Buyout Transaction was publicly
23	announced, SSTI Director, Bryant R. Riley, resigned effective immediately from the Board, and
24	several committees thereof, after voting against the approval by the Board of the merger agreement.

25	4. On November 13, 2009, the day on which the Buyout Transaction was publicly
26	announced, SSTI common stock closed at $2.24 per share – an amount of $0.14 more per share than
27	the $2.10 per share offered as consideration to SSTI’s shareholders pursuant to the Buyout
28

1 CLASS ACTION COMPLAINT

1	Transaction.

2	5. Plaintiff is seeking equitable relief relating to the buyout of SSTI’s common stock for
3	grossly inadequate consideration. Plaintiff alleges that he and other holders of SSTI shares are
4	entitled to enjoin the Buyout Transaction or, alternatively, recover damages in the event the Buyout
5	Transaction is consummated. Defendants have structured the Buyout Transaction in a way that is
6	unfair to Plaintiff and the other shareholders of SSTI. Defendants’ offer is grossly inadequate, and
7	moreover, the Defendants have provided insufficient information to allow STTI shareholders to
8	make an informed decision regarding approval of the transaction.

9	II. JURISDICTION AND VENUE

10	6. This Court has jurisdiction over Defendants because they conduct business in
11	California, including, but not limited to, the conduct here at issue, the attempted buyout of SSTI,
12	which is headquartered in Sunnyvale, California, or because they have sufficient minimum contacts
13	with California to render the exercise of jurisdiction by the California courts permissible under
14	traditional notions of fair play and substantial justice. This action is not removable.

15	7. Venue is proper in this Court because the conduct at issue took place and has effect in
16	this County. SSTI’s headquarters and principal place of business is in the County at 1020 Kifer
17	Road, Sunnyvale, California 94086.

18	III. PARTIES

19	8. Plaintiff is, and has been at all relevant times, the owner of thousands of shares of
20	SSTI common stock.

21	9. Defendant Silicon Storage Technology, Inc. describes itself as a company that
22	designs, manufactures and markets a diversified range of memory and non-memory products for
23	high volume applications in the digital consumer, networking, wireless communications and Internet
24	computing markets. It is incorporated in California and its headquarters are located at 1020 Kifer
25	Road, Sunnyvale, California 94086.

26	10. Defendant Prophet Equity LP describes itself as “a private equity firm that uses
27	proven, data-driven analytical techniques coupled with over 100 years of investment and
28

2
CLASS ACTION COMPLAINT

1	management experience to invest in, unlock and realize future value today.” Prophet Equity LP is
2	headquartered at 181 Grand Avenue, Suite 201, Southlake, Texas 76092. Two Prophet Equity LP
3	affiliates entered into a definitive merger agreement to acquire SSTI (the “Merger Agreement”).

4	11. Defendant Technology Resources Holdings, Inc. is a Delaware corporation controlled
5	by Prophet Equity LP, and Defendant Technology Resources Merger Sub, Inc., is a California
6	corporation and a wholly-owned subsidiary of Technology Resources Holdings, Inc. Under the
7	Merger Agreement, SSTI will be acquired by Technology Resources Holdings, Inc. Together with
8	Defendant Prophet Equity LP, Technology Resources Holdings, Inc., and Technology Resources
9	Merger Sub, Inc., are referred to herein as “Prophet.”

10	12. Defendant Bing Yeh (“Yeh”) is an SSTI co-founder, and has served as SSTI
11	President and Chief Executive Officer and a director since the Company’s inception in 1989. In
12	April 2004, he was appointed Chairman of the Board of Directors. Yeh beneficially owns
13	approximately 11.3% of the Company’s common stock and entered into a voting agreement pursuant
14	to which he has agreed to vote his shares in favor of the Buyout Transaction and against any other
15	acquisition proposals, and “further agreed to certain restrictions on the transfer of [his] shares.”

16	13. Defendant Yaw Wen Hu, Ph.D. (“Hu”), joined SSTI in July 1993. He has served as
17	Executive Vice President and Chief Operating Officer since April 2004, and has been a director
18	since September 1995. Hu beneficially owns approximately 1.4% of the Company’s common stock
19	and entered into a voting agreement pursuant to which he has agreed to vote his shares in favor of
20	the Buyout Transaction and against any other acquisition proposals, and “further agreed to certain
21	restrictions on the transfer of [his] shares.”

22	14. Defendant Ronald Chwang, Ph.D. (“Chwang”), has been a director of SSTI since
23	June 1997. Chwang is the Chairman and Chief Executive Officer of iD Ventures America, a venture
24	capital management company, and also serves on the Board of Directors of ATI Technologies, Inc,
25	iRobot, and BenQ Corporation.

26	15. Defendant Terry Nickerson (“Nickerson”) has been a director of SSTI since April
27	2005. Nickerson is also a director of Miranda Technologies and Quake Technologies.
28

3
CLASS ACTION COMPLAINT

1	16. Defendant Edward Y.W. Yang (“Yang”) has been a director since October 2007.
2	Yang also serves as a partner of iD Ventures America, LLC.

3	17. Defendants Yeh, Hu, Chwang, Nickerson, and Yang are collectively referred to
4	herein as the “Individual Defendants.”

5	18. The Individual Defendants, as officers and/or directors, owed SSTI and its
6	shareholders fiduciary obligations of good faith, loyalty, and candor, and were required to use their
7	utmost ability to control and manage SSTI in a fair, just, honest, and equitable manner.

8	19. By virtue of their fiduciary positions, the Individual Defendants were, and are,
9	required inter alia, to (a) act in furtherance of the best interests of SSTI shareholders; (b) maximize
10	shareholder value in a sale of the Company; (c) heed the expressed views of its shareholders; and (d)
11	refrain from abusing their positions of control.

12	IV. CLASS ACTION ALLEGATIONS

13	20. Plaintiff brings this action as a class action, pursuant to California Code of Civil
14	Procedure Section 382, on behalf of all shareholders of the Company (except the Defendants herein
15	and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the
16	Defendants) and their successors in interest, who are or will be threatened with injury arising from
17	Defendants’ actions as more fully described herein (the “Class”).

18	21. This action is properly maintainable as a class action.

19	22. The Class is so numerous that joinder of all members is impracticable. There are
20	approximately 215 million shares of the Company’s common shares outstanding owned by
21	thousands of holders other than Defendants. The Company’s common stock is listed and actively
22	traded on the NASDAQ Global Market System under the ticker symbol “SSTI.”

23	23. There are questions of law and fact which are common to the Class including, inter
24	alia, the following: (a) whether the Defendants have breached their fiduciary and other common law
25	duties owed by them to Plaintiff and the other members of the Class; (b) whether Defendants are
26	pursuing a scheme and course of business designed to eliminate the public shareholders of the
27	Company in violation of their fiduciary duties in order to enrich themselves at the expense and to the
28

4
CLASS ACTION COMPLAINT

1	detriment of Plaintiff and the Class; (c) whether the Buyout Transaction, hereinafter described,
2	constitutes a breach of the duty of fair dealing with respect to Plaintiff and the Class; and (d) whether
3	the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct
4	committed by Defendants.

5	24. Plaintiff is committed to prosecuting this action and has retained competent counsel
6	experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of other
7	members of the Class and Plaintiff has the same interests as the other members of the Class.
8	Plaintiff will fairly and adequately represent the Class.

9	25. Defendants have acted in a manner which affect Plaintiff and all members of the
10	Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with
11	respect to the Class as a whole.

12	26. The prosecution of separate actions by individual members of the Class would create
13	a risk of inconsistent or varying adjudications with respect to individual members of the Class which
14	would establish incompatible standards of conduct for Defendants, or adjudications with respect to
15	individual members of the Class which would, as a practical matter, be dispositive of the interests of
16	other members not parties to the adjudications or substantially impair or impede their ability to
17	protect their interests.

18	V. FACTUAL ALLEGATIONS

19	27. In May 2008, the Board formed a Strategic Committee to review the Company’s
20	investments and to investigate strategic alternatives including acquisitions and divestitures.

21	28. More than a year later, on November 13, 2009, SSTI entered into the Merger
22	Agreement with Prophet whereby the Company agreed to be acquired by Prophet and members of
23	SSTI management for $2.10 per share in cash.

24	29. According to the Form 8-K filed with the SEC by the Company in connection with
25	the Buyout Transaction on November 13, 2009 (the “8-K”), The Strategic Committee of the Board
26	of Directors, consisting of all four of the remaining independent members of the Board of Directors,
27	approved the Merger Agreement and determined that the Merger Agreement and the Merger are
28

CLASS ACTION COMPLAINT

1	advisable and both fair to and in the best interest of the Company’s shareholders.

2	30. The 8-K also stated that Bryant R. Riley, one of the independent directors, voted
3	against the approval of the Merger Agreement.

4	31. According to the 8-K, on November 12, 2009, Riley resigned effective immediately
5	from the Board and the Compensation, Nominating and Corporate Governance, and Strategic
6	Committees of the Board of Directors of SSTI.

7	32. Riley beneficially owns 4.3% of SSTI common stock, and had been a director since
8	2008. Riley is founder and managing member of Riley Investment Management LLC, an investment
9	advisor that provides investment management services. He is also founder and Chairman of B. Riley
10	& Co., LLC, a Southern California-based brokerage firm providing research and trading ideas
11	primarily to institutional investors.

12	33. Defendants have provided no additional details regarding Riley’s departure.

13	34. The SSTI press release announcing the Buyout Transaction stated as follows:

14	SST (Silicon Storage Technology, Inc.) (NASDAQ: SSTI), a memory and non-memory products provider for high-volume applications in the digital consumer,
15	networking, wireless communications and Internet computing markets, today announced that it has entered into a definitive merger agreement to be acquired by
16	Technology Resource Holdings, Inc., a Prophet Equity LP-controlled entity, as well as by members of SST’s management team. Prophet Equity LP will acquire all of the
17	outstanding common stock of the company for $2.10 per share, except for shares held by Bing Yeh, SST’s Chairman and Chief Executive Officer, and Yaw Wen Hu,
18	SST’s Executive Vice President and Chief Operating Officer and member of the
Board of Directors, who have agreed to exchange all of their shares of SST common
19	stock for shares of capital stock of the resulting privately held company. This price per share represents approximately a 13 percent premium to the closing price per
20	share of SST’s stock on November 12, 2009.

21	SST’s Board of Directors, acting upon the recommendation of a Strategic Committee composed of all of SST’s independent directors, approved the agreement and
22	resolved to recommend that the company’s shareholders adopt and approve the agreement.
23
The agreement contains a go-shop provision under which the Strategic Committee,
24	with the assistance of its independent advisors, has the right to solicit proposals or offers with respect to, or that would reasonably be expected to lead to, an acquisition
25	proposal from a third party for a 45 day period beginning on November 13, 2009.
SST does not intend to disclose any developments with respect to this solicitation
26	process unless or until the Strategic Committee has made a decision with respect to any proposals or offers it may receive.
27
“After an extensive review of strategic alternatives with company management and
28	our financial advisors, we determined this all-cash sale of the company with a go-shop

CLASS ACTION COMPLAINT

1	provision is in the best interests of the company’s shareholders,” said Ronald
Chwang, chairman of the Strategic Committee.
2
“We believe that this transaction provides the greatest likelihood of achieving the
3	highest value for the company’s shareholders, and that this is also in the best interest of our customers, partners and employees. We believe the added flexibility of being
4	a private company will help us to focus on delivering innovative memory and non-
memory solutions to our customers and supporting their needs with the highest levels
5	of service that they have come to expect,” said Bing Yeh, co-Founder and Chief
Executive Officer of SST.
6
The transaction, which is expected to close in the second quarter of 2010, is subject
7	to regulatory approvals and approval of the agreement by (i) the holders of a majority of the company’s outstanding common stock represented and voting at a special
8	meeting to be held to approve the transaction, excluding Bing Yeh and Yaw Wen Hu, and (ii) the holders of a majority of the company’s outstanding common stock, and
9	other customary closing conditions.

10	35. The Company also filed a document titled “Investor, Customer, and Employee
11	Q&A,” (the “Q&A Sheet”) on November 13, 2009, in conjunction with the public announcement of
12	the Buyout Transaction. Among other items, the Q&A Sheet addressed the question “Why did we decide
13	to sell the company now?” The Company responded as follows:

14	The strategic committee of our board of directors (consisting of independent members of our board of directors) and our executive team regularly review a range
15	of available strategic alternatives to determine the best course of action and to attempt to maximize value for our shareholders. Based on multiple indications of
16	interest, the strategic committee of our board of directors conducted an exploratory process and decided that this transaction, at this time, yields the best outcome for our
17	shareholders. We believe this transaction will enhance our company’s ability to capitalize on business opportunities while providing excellent value to our
18	shareholders today.

19	36. Defendants failed to provide any information about the “multiple indications of
20	interest” or the strategic committee’s “exploratory process.”

21	A. The Buyout Transaction is the Result of Unfair Dealing

22	37. The Defendants have clear and material conflicts of interest and are acting to better
23	their own interests at the expense of SSTI’s shareholders.

24	38. The 8-K disclosed that, unlike Plaintiff and the other members of the Class, who will
25	be cashed out at $2.10, Defendants Yeh and Hu will receive equity in the acquiring company:

26	Our Chairman and Chief Executive Officer, Bing Yeh, and our Executive Vice
President and Chief Operating Officer, Yaw Wen Hu, have entered into a
27	contribution agreement with Parent. Under the terms of the contribution agreement,
Mr. Yeh and Dr. Hu agreed to exchange all of their SST common stock for common
28	stock and preferred stock of Parent immediately prior to the consummation of the

CLASS ACTION COMPLAINT

1	Merger. Parent has obtained conditional equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of
2	which, together with our available cash will be sufficient to pay the aggregate merger consideration and all related fees and expenses.
3

4	39. Although the Merger Agreement contains a go-shop provision, it also contains a
5	termination fee:

6	The Merger Agreement contains certain termination rights for both SST and
Parent and further provides that upon termination of the Merger Agreement under
7	specified circumstances either SST or Parent may be required to pay the other a termination fee. Under specified circumstances, we may be required to reimburse
8	certain of Parent’s expenses incurred in connection with the Merger.

9	40. Under the Merger Agreement, the termination fee is $4.025 million, or approximately
10	2.2% of the total deal value if the agreement is terminated due to receipt of a superior proposal from
11	a bidder during the go-shop period. If the Buyout Transaction is otherwise terminated, the fee is
12	approximately $7 million, which is equal to approximately 3.9% of the total deal value.

13	41. The go-shop provision in the Merger Agreement is illusory and does not constitute an
14	effective market check. This provision allows SSTI to solicit proposals or offers for an acquisition
15	proposal from a third party in the 45 days after the effective date of the Merger Agreement, but any
16	competing bidder would have to go through a costly due-diligence process, without any assurance
17	that its efforts would lead to a deal. Indeed, Prophet has the right to make a proposal in response to a
18	superior proposal (i.e. a right of first refusal), which further dilutes the provision. In addition, the
19	less than 45 days any interested bidder would have to consider making a superior proposal to the
20	Buyout Transaction is an inadequate amount of time to conduct due diligence and obtain financing,
21	especially in the current market, and the termination fee would likely make a competing proposal
22	prohibitively expensive.

23	42. Essentially, Yeh and Hu, and other members of the Company’s management have
24	engineered and timed the Buyout Transaction to freeze out SSTI’s shareholders and to allow the
25	Company’s management, and Prophet to capture the benefits of SSTI’s promising future potential
26	without paying adequate or fair consideration to the Company’s shareholders.
27
28

CLASS ACTION COMPLAINT

1	B. Merger Consideration Is Grossly Inadequate

2	43. The consideration of $2.10 in cash, per share, to be paid to Class members pursuant to
3	the Buyout Transaction is unfair and inadequate because, among other things: (a) the intrinsic value
4	of the stock of the Company is materially in excess of $2.10 per share, giving due consideration to
5	the prospects for growth and profitability of the Company in light of its business, earnings and
6	earnings power, present and future; and (b) the $2.10 per share price offers an inadequate premium
7	to the shareholders of SSTI.

8	44. As recently as October 23, 2009, SSTI stock closed at a price of $2.30 per share, as
9	compared to the $2.10 per share merger price.

10	45. According to Yahoo! Finance, the one year price target for SSTI is $2.50 per share.

11	46. Immediately after the announcement of the proposed Buyout Transaction, the
12	Company’s stock began trading above the offer price at over $2.20 per share, demonstrating that the
13	market does not believe that the merger consideration adequately values SSTI. On November 13, 2009,
14	SSTI closed at $2.24 per share.

15	47. The announcement of the Buyout Transaction comes less than a month after the
16	Company posted third quarter results. According to the Company’s October 27, 2009 press release:

17	SST (Silicon Storage Technology, Inc.) (NASDAQ: SSTI), a leader in flash memory technology, today announced results for the third quarter, ended September 30, 2009.
18
19	Net revenues for the third quarter were $71.3 million compared with $58.1 million in the second quarter of 2009 and with $92.4 million in the third quarter of 2008.
20	Product revenues for the third quarter of 2009 were $61.8 million, compared with
$51.8 million in the second quarter of 2009 and with $79.8 million in the third
21	quarter of 2008. Revenues from technology licensing for the third quarter of 2009 were $9.5 million, compared with $6.3 million in the second quarter of 2009 and
22	with $12.6 million in the third quarter of 2008.
23
Income from operations for the third quarter of 2009 was $1.5 million compared with
24	a loss from operations of $7.5 million in the second quarter of 2009 and with income from operations of $4.1 million in the third quarter of 2008.
25
Net income for the third quarter of 2009 was $3.1 million, or $0.03 per share, based
26	on approximately 95.9 million diluted shares. By comparison, the company recorded a net loss of $6.4 million, or $0.07 per share, based on approximately 95.7 million
27	diluted shares in the second quarter of 2009. For the third quarter of 2008, SST reported net income of $4.9 million, or $0.05 per share based on approximately
28

CLASS ACTION COMPLAINT

1	99.7 million diluted shares.

2	SST finished the third quarter of 2009 with $143.8 million in cash, cash equivalents, short-term investments, and long-term marketable debt securities, up approximately
3	$8.5 million from $135.3 million at June 30, 2009.

4	Management Qualitative Comments
5
“This was a productive quarter for SST as we executed well on our strategy and
6	returned the company to profitability ahead of our expectations,” said Bing
Yeh, chief executive officer. “Seasonally strong demand in NOR flash memory, as well as
7	a stabilizing pricing environment, resulted in healthy sequential growth in unit shipments and improved product revenues across all four of our application
8	segments. Over the past few quarters, we have signed several new licensing agreements for our embedded SuperFlash program, which will begin to contribute
9	upfront fee revenue in the fourth quarter as we make progress on deliverables. These new licensing agreements will help drive royalty growth in our licensing business in
10	future years. We continue to manage our expenses closely and operate our business conservatively, but we are optimistic about the opportunities in our markets and we
11	believe that we are laying a solid foundation for growth in 2010.”

12
13	Fourth Quarter 2009 Outlook

14	Taking into account normal seasonality, SST expects its fourth quarter revenues to be between $67 million and $72 million. Gross margin is expected to be between 30
15	and 32 percent, subject to the risk of changing market conditions. Total operating expenses are expected to be between $21 million and $23 million. Our net income
16	per share is expected to be between $0.00 and $0.03.
17

18	48. On the conference call following the October 27, 2009 announcement, Defendant Yeh
19	stated:

20	This has been an encouraging and productive quarter for SST. When we reviewed our results for you in July, we told you that we were taking a fresh look at our
21	business and were focusing our resources on areas that would yield to the most impact overtime. These efforts include the targeted approach to product development
22	that emphasizes non-commodity products with differentiated featured new programs to enhance our licensing business and they continue to focus on cost control and the
23	conservative management of our assets. We are pleased to report that strong execution of these objectives, coupled with an improved demand environment,
24	resulted in the solid financial performance in the third quarter, and several key achievements in our product development and licensing efforts that will help to drive
25	our growth in quarters to come.

26	49. Specifically, the Buyout Transaction is the product of unfair dealing, and the price of
27	$2.10 per share to be paid to Class members is unfair and so grossly inadequate as to constitute a
28

CLASS ACTION COMPLAINT

1	gross breach of trust committed by Defendants against the shareholders because, among other things:

2	a. the intrinsic value of the stock of the Company is materially in excess of $2.10
3	per share, giving due consideration to the prospects for growth and profitability of the Company in
4	light of its business, earnings and earnings power, present and future;

5	b. the $2.10 per share price offers an inadequate premium to the shareholders of
6	the Company;

7	c. the buyout price of $2.10 per share in cash being offered to investors
8	represents a below average premium of approximately 13% over the closing price of SSTI’s
9	common stock on the date prior to the announcement of the Buyout Transaction and constitutes a
10	negative premium to the price of SSTI’s stock on the day of the announcement;

11	d. the buyout price is significantly below the premiums paid in acquisitions of
12	comparable businesses;

13	e. According to the Q&A Sheet, SSTI’s management is expected to remain in
14	place, and thus paid compensation above that which will be received by the Company’s
15	shareholders;

16	f. Further, Defendants Yeh and Hu will receive equity in the acquiring company
17	and thus share in the fruits of the Company’s future potential, unlike the Class, who will receive only
18	a negligible premium, if any, for their shares; and

19	g. The Company, on October 27, 2009, disclosed its financial results for the third
20	quarter, with positive indications for SSTI’s future potential:

21	i. Net revenues for the third quarter were $71.3 million compared with
22	$58.1 million in the second quarter of 2009;

23	ii. Income from operations for the third quarter of 2009 was $1.5 million
24	compared with a loss from operations of $7.5 million in the second quarter of 2009; and

25	iii. The Company “signed several new licensing agreements for [its]
26	embedded SuperFlash program, which will begin to contribute upfront fee revenue in the fourth
27	quarter as [it] make[s] progress on deliverables. These new licensing agreements will help drive
28

CLASS ACTION COMPLAINT

1	royalty growth in [ ] licensing business in future years.”

2	50. In addition, by reason of their positions with SSTI, Individual Defendants are in
3	possession of material non-public information concerning the financial condition and prospects of
4	the Company, especially the true value and expected increased future value of the Company and its
5	assets, which they have not adequately disclosed to the Company’s shareholders.

6	51. Defendants, in failing to disclose the material non-public information in their
7	possession as to the value of the Company’s assets, the full extent of the future earnings potential of
8	the Company and its expected increase in profitability, have breached, and are breaching their
9	fiduciary duties to Plaintiff and the other members of the Class:

10	a. Defendants have thus far, failed to provide information about the “multiple
11	indications of interest” or the strategic committee’s “exploratory process;”

12	b. Defendants have failed to provide sufficient information to explain to what
13	restrictions on the transfer of their shares Defendants Yeh and Hu agreed.

14	c. Defendants have failed to provide sufficient information regarding Riley’s
15	departure from SSTI.

16	52. As a result of Defendants’ unlawful actions, Plaintiff and the Class will be damaged
17	in that they will not receive their fair portion of the value of the Company’s assets and business and
18	will be prevented from obtaining the real value of their equity ownership of the Company.

19	53. Unless the proposed Buyout Transaction is enjoined by this Court, Defendants will
20	continue to breach their fiduciary duties owed to Plaintiff and the Class, and will consummate and
21	close the Buyout Transaction complained of and succeed in their plan described above, all to the
22	irreparable harm of Plaintiff and the Class.

23	FIRST CAUSE OF ACTION

24	For Breach of Fiduciary Duty

25	54. Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set
26	forth herein.

27	55. By reason of the foregoing, Defendants, as controlling shareholders of the Company,
28

CLASS ACTION COMPLAINT

1	violated fiduciary duties to Plaintiff and the other Class members by failing to offer a fair price to
2	SSTI’s shareholders. This breach of fiduciary duty includes Defendants’ attempt to obtain the
3	publicly traded shares of SSTI for grossly inadequate consideration. Defendants have engineered
4	and timed the Buyout Transaction to attempt to freeze out SSTI’s shareholders and to allow
5	themselves to capture the benefits of SSTI’s improved outlook without paying adequate or fair
6	consideration to the Company’s shareholders.

7	56. Defendants offer represents grossly inadequate consideration for SSTI shareholders.

8	57. Defendants further breached their fiduciary duties by, inter alia, putting their interests
9	ahead of the interests of the Company and its shareholders.

10	58. Defendants have also provided insufficient information to Plaintiff and the Class
11	regarding the Buyout Transaction. Without material and accurate information, SSTI’s shareholders
12	cannot make an informed judgment regarding the merger vote.

13	59. Plaintiff and the Class have been and will be damaged in that they are not and will not
14	receive full and fair information to allow them to make an informed decision as to whether or not to
15	vote in favor of the transaction and will be required to exchange their SSTI shares for inadequate
16	consideration based on the material false and misleading statements and omissions.

17	60. Plaintiff and the other Class members are immediately threatened by the acts and
18	transactions complained of herein and will suffer irreparable harm unless Defendants are enjoined
19	from breaching their fiduciary duties as set forth herein.

20	SECOND CAUSE OF ACTION

21	For Injunctive Relief

22	61. Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set
23	forth herein.

24	62. By reason of the foregoing, Plaintiff and the other Class members will be irreparably
25	harmed unless the Buyout Transaction is enjoined by this Court.

26	63. The harm that threatens Plaintiff and the other Class members outweighs the potential
27	harm to Defendants if this Court grants an injunction. Defendants embarked on a self-interested
28

CLASS ACTION COMPLAINT

1	buy-out transaction that will benefit only themselves. If this Buyout Transaction is completed,
2	Plaintiff and the other Class members will be deprived of their equity investment and the benefits
3	thereof, including, among other things, the expected growth in the Company’s profitability, which
4	they will be unable to recover if the Proposed Transaction is consummated.

5	64. Plaintiff and the other Class members are likely to succeed on the merits of their
6	claims. The Buyout Transaction that Defendants have orchestrated is so self-interested that they
7	alone will stand to gain. This is in stark contrast to the fiduciary duties of care and loyalty to SSTI’s
8	public shareholders that Defendants are required to exercise as directors of the Company. Moreover,
9	Plaintiff and the Class will be deprived of their right as shareholders to make a fully informed vote if
10	they are forced to vote on the Buyout Transaction without complete and accurate information.

11	65. Plaintiff and the other members of the Class have no adequate remedy at law.

12	WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as
13	follows:

14	(1) an Order certifying this action as a class action and designating Plaintiff as Class
15	representative and the undersigned counsel as class counsel;

16	(2) enjoining preliminarily and permanently, the Buyout Transaction complained of
17	herein;

18	(3) declaring that the Buyout Transaction is in breach of Defendants’ fiduciary duties;

19	(4) requiring the Individual Defendants to fulfill their fiduciary duties of loyalty, care,
20	and candor, as alleged herein;

21	(5) rescinding, to the extent implemented prior to the entry of this Court’s final judgment
22	the Buyout Transaction complained of, or granting the Class rescissory damages;

23	(6) directing that Defendants account to Plaintiff and the other members of the Class for
24	all damages caused to them and account for all profits and any special benefits obtained as a result of
25	their unlawful conduct;

26	(7) awarding Plaintiff and the Class appropriate compensatory damages;

27	(8) awarding Plaintiff the costs, expenses and disbursements of this action, including any
28

CLASS ACTION COMPLAINT

1	reasonable attorneys’ and experts’ fees and expenses ; and, if applicable, pre- and post-judgment
2	interest;

3	(9) awarding Plaintiff and the Class any other compensatory, equitable and declaratory
4	relief as this Court deems just, equitable and proper.

5	JURY TRIAL DEMAND

6	Plaintiff demands a trial by jury.

7	DATED: November 17, 2009	BERMAN DeVALERIO
8
9

10		By:	/s/ Christopher T. Heffelfinger
Christopher T. Heffelfinger

11			Joseph J. Tabacco, Jr.
James Magid
12			425 California Street, Suite 2100
San Francisco, CA 94104
13			Telephone: (415) 433-3200
Facsimile: (415) 433-6282

14			Attorneys for Plaintiff

15

16	OF COUNSEL:

17	WOLF POPPER LLP
Robert M. Kornreich
18	rkornreich@wolfpopper.com
Chet B. Waldman
19	cwaldman@wolfpopper.com
Carl L. Stine
20	cstine@wolfpopper.com
845 Third Avenue
21	New York, NY 10022
Telephone: (212) 759-4600
22	Facsimile: (212) 486-2093
23
24
25
26
27
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CLASS ACTION COMPLAINT